Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

07027714

32 3019
32 3590

41

17 October 2007

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2 6 2007
WASH DC
200

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

11/6

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

15 October 2007

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 August 2007, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 30 September 2007 the number of issued fully paid ordinary $1.00 shares was 271,086,657.

During the period 1 September to 30 September 2007 (inclusive), the following new options have been issued:

- 102,990 options exercisable at $71.41 each and expiring on 10 September 2012 (MBL0382);
- 163,000 options exercisable at $71.49 each and expiring on 10 September 2012 (MBL0383);
- 1,750 options exercisable at $71.41 each and expiring 24 September 2012 (MBL0384); and
- 137,200 options exercisable at $76.69 each and expiring on 24 September 2012 (MBL0385).

During the period 1 September 2007 to 30 September 2007 (inclusive), the following options have lapsed unexercised:

- 4,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 668 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 834 options exercisable at $32.26 each and expiring on 23 August 2009

END